

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 3, 2009

Peng Keong Lim
President
Smartag International, Inc.
1328 W. Balboa Blvd., Suite C
Newport Beach, CA 92661

> **RE:** **Smartag International, Inc.**
> **Form 10-12G**
> **Filed September 28, 2009**
> **File No. 000-53792**

Dear Mr. Lim:

        We have reviewed your amended filing dated October 29, 2009 and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 11

1. We note your response to comment seven in our letter dated October 20, 2009, pertaining to the beneficial ownership of Smartag Solutions Bhd. Please revise the row titled "All Officers and Directors as a group" to include the 10,000,000 shares beneficially owned by your President, CEO and director, Peng Keong Lim.

2. We note that you have revised the table in response to comment 17 in our letter dated October 20, 2009. However, the beneficial ownership of Ventana Capital Partners appears to be 5,010,000 shares, instead of the 4,000,000 disclosed. In this regard, the convertible note held by Ventana is convertible into 5,000,000 shares ($25,000 divided by $0.005 per share), and you disclose on page 18 that Ventana was issued 2,000,000 (10,000 post-split) restricted shares on November 1, 2008. Please revise your table accordingly.

Item 7. Certain Relationships and Related Transactions…, page 16

3. We note your response to comment 10 in our letter dated October 20, 2009, pertaining to the Share Repurchase Agreement between Chad Love Lieberman and Smartag Solutions Bhd. Please revise to also disclose the amount of consideration paid by Smartag Solutions Bhd. for the 10,000,000 shares.

(d) Debt Securities, page 20

4. We note that the Revolving Promissory Note filed as Exhibit 10.3 discloses that the aggregate principal amount is $200,000, not $100,000 as you disclose in the registration statement. Please reconcile this discrepancy.

Notes to the Financial Statements

Note 2 Convertible Note Payable, page 35

5. Please quantify the number of shares the note would be converted into and add it to your disclosure.

*   *   *

Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3364 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Knight, Staff Attorney, at (202) 551-3370 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: via facsimile at (949) 258-5379
       Eric Stoppenhagen